EXHIBIT 99.1

Press Release                                               Source: Elscint Ltd.

Elscint Limited Announces Retention of Financial Advisor In Connection With Negotiations On Potential Business Combination With Elbit Medical Imaging Ltd.

Tuesday June 28, 11:23 am ET

TEL AVIV, Israel, June 28 /PRNewswire-FirstCall/ -- Elscint Ltd. (NYSE: ELT - News; "Elscint" or the "Company"), a subsidiary of Elbit Medical Imaging Ltd. ("EMI"), today announced that the independent committee of its Board of Directors has retained the services of Oppenheimer & Co. Inc. as its exclusive financial advisor in connection with the negotiations on a potential business combination with EMI. As part of its services, Oppenheimer will conduct a valuation of each company and, if appropriate, will render an opinion as to the fairness of the transaction to Elscint and its shareholders from a financial point of view. Elscint will issue a press release if an agreement is reached or if negotiations are terminated.

There is no assurance that Elscint and EMI will continue their discussions, or that if they do continue discussions, that the transaction will be agreed upon or consummated.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

Important Legal Information

This communication is being made in respect of certain possible discussions which may be held between EMI and Elscint with respect to a proposed transaction involving EMI and Elscint. It is emphasized that this press release does not constitute an offer of any securities for sale. In the event that both EMI and Elscint resolve to proceed with a proposed transaction, both companies would prepare a registration statement on Form F-4 containing a joint proxy statement/prospectus for shareholders of EMI and Elscint, which would be filed with the SEC. Each of EMI and Elscint would also file any other documents required to be filed with the SEC in connection with a proposed transaction. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully and in their entirety when they become available, inasmuch as they would contain important information about the proposed transaction. Any final joint proxy statement/prospectus would be mailed to EMI's and Elscint's shareholders. The registration statement containing the joint proxy statement/prospectus and other documents would be available free of charge at the SEC's Internet site (http://www.sec.gov).

If EMI and Elscint determine to proceed with a proposed transaction, EMI, Elscint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proposed transaction. Information regarding Elscint's directors and executive officers is available in Elscint's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding EMI's directors and executive officers is available in EMI's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding persons who may, under the rules of the SEC, be considered participants in a solicitation of EMI and Elscint shareholders in connection with a proposed transaction would be set forth in the joint proxy statement/prospectus if and when such joint proxy statement/prospectus is filed with the SEC.



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This release contains certain forward-looking statements, which involve known and unknown risks, uncertainties or other factors not under the Company's control. The Company does not undertake to update the information set forth in this release.

     For Further Information:

     Company Contact
     Abraham (Rami) Goren
     Elscint, Ltd.
     +972-3-608-6020
     argoren@elscint.net

     Investor Contact
     Kathy Price
     The Anne McBride Company
     +212-983-1702, x212
     kprice@annemcbride.com